Exhibit 99.1

CONCERNED Shareholders OF DOCUMENT SECURITY SYSTEMS TO NOMINATE A FULL SLATE OF HIGHLY QUALIFIED DIRECTOR CANDIDATES FOR ELECTION AT UPCOMING ANNUAL MEETING SCHEDULED FOR DECEMBER 9, 2019

NEW YORK, NY - October 29, 2019 J. Marvin Feigenbaum, Barinder Athwal and Brian Mirman (collectively, the “Concerned Shareholders”) shareholders of Document Security Systems, Inc. (“DSS” or the “Company”) (NYSE-American: DSS), with an ownership interest of approximately 5.5% of the Company’s outstanding shares, today announced that they will be nominating a full slate of highly qualified candidates for election to the Board of Directors (the “Board”) at the Company’s 2019 Annual Meeting of Shareholders (the “Annual Meeting”), which is currently scheduled to be held on December 9, 2019. The Concerned Shareholders expect that the Company’s nine current Board members will be standing for election at the Annual Meeting.

The Concerned Shareholders also announced today that that they have issued an open letter to DSS shareholders, which, among other things, details the extensive and prolonged underperformance at DSS, the mismanagement by the DSS Board of Company resources and the absence of appropriate corporate governance standards. The text of the letter is as follows:

Dear Fellow Shareholders,

The undersigned shareholders of Document Security Systems, Inc. (“DSS”) are writing today to our fellow shareholders as we believe that DSS is deeply undervalued and that opportunities exist to unlock significant value for the benefit of all shareholders. The first step needed towards recovery is to replace in its entirety the existing board of directors of DSS.

The undersigned shareholders currently hold, in the aggregate, a 5.5% beneficial interest in DSS. In anticipation of the 2019 annual meeting of the shareholders of DSS, which is December 9, 2019, we will be delivering to DSS a formal notice nominating such number of highly qualified candidates for election at the 2019 annual meeting of the shareholders (the “2019 Annual Meeting”) to replace in its entirety the current board of directors and preparing and filing a preliminary proxy statement and accompanying proxy cards relating to our director nominees. We are awaiting certain information from the DSS management in order to complete and submit the formal notice of nomination.

We believe that management and the board of DSS have not been properly focused on maximizing shareholder value. DSS’ stock price has plummeted by more than 50% since May 31, 2019, primarily due to the terribly poor management performance by both the board and management and the registered stock offering in June 2019 by DSS at a price per share of less than 50% of the then market price of the DSS stock. Mr. Heng Fai Ambrose Chan, the Chairman of the Board of Directors of DSS, purchased approximately 10% of the offering at this deeply discounted price. As of May 31, 2019, the stock price closed at $1.00 and on June 6, 2019, following the disclosure of the registered offering at per share price of $0.50, the stock price closed at approximately $0.46. Since then, the stock price has only declined and has, as of the writing of this letter, hit an all-time low closing price of $0.31 per share. Without an immediate change in direction and focus of the DSS management and the board, we see no prospect of recovery of the stock price or improvement of the Company’s performance. We believe that the terms of the offering, as well as Mr. Chan’s participation, fail the test of commercially responsible behavior and good corporate governance and were inconsistent with the Board’s fiduciary duty to the shareholders.

Further, the proceeds of said offering were ostensibly to be used for research, product and brand development and strategic initiatives. Unfortunately, nearly five months following the offering we have not seen any such development or strategic initiatives in this area. Instead, the funds raised have been utilized to increase management salaries and other outlays that do not directly deliver any shareholder benefit.

We also find the rate of management and Board turnover to be deeply disturbing. The resignation in March 2019 of the then CEO, Jeffrey Ronaldi (who continued to serve on the DSS Board), and the assignment of the CEO position, on an interim basis, to the then CFO, Philip Jones, who subsequently resigned from all positions the following month in April 2019, stretches all credulity. It is unreasonable to believe that the DSS Board has a credible business plan with this rapid change of senior management in such a short period of time. Mr. Ronaldi’s subsequent resignation from the Board only adds to our concern.

Equally troubling is the resignation in the past few months of four independent directors, two of whom were appointed only in May 2019. Independent directors serve the important function of independent oversight, to ensure that Board decisions and procedures are consistent with best corporate governance practice and serve solely shareholder interests. The spate of independent director resignations can only indicate, we believe, less than desirable corporate governance standards. The laconic disclosures by DSS that the resignations were not on account of any disagreement with management stretch the imagination. We do not believe that the current presumed independents on the DSS Board are independent as required under relevant law and NYSE-American regulations.

We believe substantial change is warranted in order to provide fresh perspective, renewed accountability to shareholders, and importantly, the objectivity to make decisions that are in the best interests of DSS and all of its shareholders.

Accordingly, we intend to nominate a slate of highly accomplished director candidates for election at the 2019 Annual Meeting to replace the current self-serving board. We constructed a slate of director candidates that have diverse and complementary skill sets and experience spanning the areas of operations, manufacturing, financial, technology, marketing, banking, risk management that, in the aggregate, possess the expertise gravely needed at DSS and who take their fiduciary duties with the requisite respect. Our director nominees will be prepared to drive DSS forward and act solely in the best interests of all shareholders. We are nominating directors who, if elected, would replace the current Board in its entirety. We believe this level of change is appropriate in light of the dismal operational results and substantial shareholder value destruction DSS has experienced over the past several years. Our qualified slate has formulated a recovery plan for the Company that will include maximizing shareholder value locked up in current Company assets and lines of business and exploring new opportunities open to the Company.

Please look for our preliminary proxy statement which we anticipate filing in the next several days which will contain important information as to the director candidates, and reasons for the changes.

We look forward to hearing the views of shareholders and remain open to engaging constructively with DSS management. Our goal is to represent the best interests of all shareholders, and we believe that our nominees have the experience and track record to drive the much-needed change at DSS.

Sincerely,

/s/ J. Marvin Feigenbaum
J. Marvin Feigenbaum

/s/ Barinder Athwal
Barinder Athwal

/s/ Brian Mirman
Brian Mirman

CERTAIN INFORMATION REGARDING THE CONCERNED SHAREHOLDERS

THE CONCERNED SHAREHOLDERS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS THE CONCERNED SHAREHOLDERS EXPECT TO FILE AS SAME BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE CONCERNED SHAREHOLDERS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE CONCERNED SHAREHOLDERS’ PROXY SOLICITOR.

As of the date hereof, Barinder Athwal beneficially owns 1,011,637 shares of Common Stock, $0.02 par value per share, of the Company (the “Common Stock”), Brian Mirman beneficially owns 628,158 shares of Common Stock and J. Marvin Feigenbaum beneficially owns 5,000 shares of Common Stock.

Investor Contact:

John Ferguson

Saratoga Proxy

(212) 257-1311 / (888) 368-0379

info@saratogaproxy.com

3